January 13, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549-7010
Attention: Mr. Gregory Dundas

RE:	Superior Bancorp Registration Statement on Form S-3 (File No. 333-156554)
Dear Mr. Dundas:
     Reference is made to the Registration Statement on Form S-3 (File No. 333-156554) filed by Superior Bancorp (the “Company”) on January 2, 2009 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:
     “The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuance to said Section 8(a), may determine.”
     If you have any questions, please contact the Company’s outside counsel, Robert E. L. Garner, at 205-254-1417.

Sincerely,
/s/ C. Stanley Bailey
C. Stanley Bailey
Chairman and Chief Executive Officer